ING Life Insurance and Annuity Company
Variable Annuity Account B

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation

Supplement dated August 4, 2004 to the
Contract Prospectus, Contract Prospectus Summary and
Statement of Additional Information, each dated May 1, 2004

The information in this Supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information. You should read this Supplement along with the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI).

1. **ING Julius Baer Foreign Portfolio** - Effective May 1, 2004, Julius Baer Investment Management Inc., the subadviser for ING Julius Baer Foreign Portfolio, has changed its name to Julius Baer Investment Management LLC. The subadviser information listed in the "Investment Adviser/Subadviser" column in the Appendix entitled "Fund Descriptions" in the Contract Prospectus is revised accordingly.

2. **ING VP Bond Portfolio** - Effective August 6, 2004, the name of ING VP Bond Portfolio will change to ING VP Intermediate Bond Portfolio. Effective August 6, 2004, all references to ING VP Bond Portfolio in the Contract Prospectus, Contract Prospectus Summary and SAI are replaced with ING VP Intermediate Bond Portfolio.

3. The information appearing in the Fund Expense Table on page 9 of the Contract Prospectus for all Janus investment options is deleted and replaced with the following to reflect reductions in fund Management (Advisory) Fees effective July 1, 2004.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
Janus Aspen Balanced Portfolio (Institutional Shares) [24]	0.55%	--	0.02%	0.57%	--	0.57%
Janus Aspen Flexible Income Portfolio (Institutional Shares) [24]	0.50%	--	0.04%	0.54%	--	0.54%
Janus Aspen Growth Portfolio (Institutional Shares) [24]	0.64%	--	0.02%	0.66%	--	0.66%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) [24]	0.64%	--	0.02%	0.66%	--	0.66%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares) [24]	0.60%	--	0.06%	0.66%	--	0.66%

4. The Footnotes to "Fund Expense Table" beginning on page 10 of the Contract Prospectus are amended by adding the following footnote:

(24) All of the fees and expenses shown were determined based on net assets as of the fiscal year ended December 31, 2003, restated to reflect reductions in the portfolios' management fees effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

5. The information appearing in the Fund Expense Table on page 10 of the Contract Prospectus Summary for all Janus investment options is deleted and replaced with the following to reflect reductions in fund Management (Advisory) Fees effective July 1, 2004.

	Column 1	Column 2	Column 3
	Maximum Subaccount Annual Expenses	**Total Annual Fund Operating Expenses**	**Total Annual Expenses (Subaccount Plus Fund Expenses)**
Janus Aspen Balanced Portfolio (Institutional Shares)	1.50%	0.57%	2.07%
Janus Aspen Flexible Income Portfolio (Institutional Shares)	1.50%	0.54%	2.04%
Janus Aspen Growth Portfolio (Institutional Shares)	1.50%	0.66%	2.16%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares)	1.50%	0.66%	2.16%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares)	1.50%	0.66%	2.16%